UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bottomline Technologies (de), Inc.

File No. 000-25259 - CF#27874
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Bottomline Technologies (de), Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 7, 2012.

Based on representations by Bottomline Technologies (de), Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 5, 2014
Exhibit 10.2	through August 5, 2014
Exhibit 10.3	through August 5, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel